

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

June 4, 2012

Via E-mail
Karl-Henrik Sundström
Executive Vice President and Chief Financial Officer
NXP Semiconductors N.V.
High Tech Campus 60
5656 AG Eindhoven
The Netherlands

  Re: **NXP Semiconductors N.V.**
    Form 20-F for the Fiscal Year Ended December 31, 2011
    Filed March 13, 2012

    File No. 001-34841

Dear Mr. Sundström:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant